UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Forte Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

34962G109

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,461,364
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,461,364
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,461,364
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,461,364
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 34962G109

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $1,866,195.41 inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons note the Issuer’s recent adoption of a ‘poison pill’ purportedly intended to “protect stockholders from coercive or otherwise unfair takeover tactics.” The Reporting Persons are unaware of any coercive measures or unfair tactics by shareholders that would induce investors to voluntarily dispose of their holdings at a more than 50% discount to the Issuer’s last reported net cash position. By contrast, the adoption of a pill in response to legitimate feedback from significant stockholders risks creating the impression of a Board of Directors (the “Board”) more focused on its own entrenchment than in the proper exercise of its fiduciary obligations.

Nevertheless, the Reporting Persons operate under the presumption that the Board of the Issuer acted in good faith out of genuine concern for the best interests of its stockholders. One of the pill triggers is the public announcement of a tender offer; given how deeply discounted the Issuer’s securities remain, a ‘hostile’ party could conceivably offer to purchase the Issuer’s entire capital stock at a discount to liquidation value while still offering stockholders a very substantial premium. The Board no doubt feels compelled to substitute its judgement for stockholders’ in such a circumstance even though a large proportion of the stockholders might find the offer compelling. It is not the Reporting Persons’ present intention, nor was it previously, to make such an offer. However, since the pill contemplates the possibility of transactions that are approved by the Board, the Reporting Persons note the sufficiency of their available capital resources, without financing conditions, and willingness to engage in such discussions if the Board so desires.

It remains the Reporting Persons’ preference that the Board give prompt and thorough consideration to the previously communicated suggestions, including the alternative suggested by another stockholder, and report back as soon as possible.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,761,261 shares outstanding as of May 9, 2022, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022. As of the close of business on July 19, 2022, the Fund beneficially owned 1,461,364 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 1,461,364 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 1,461,364 Shares owned by the Fund.

4

CUSIP No. 34962G109

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of the Fund, Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares since the filing of the Schedule 13D. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Funicular wrote American-style put options referencing an aggregate of 1,000,000 Shares, which had an exercise price of $1.25 per Share and an expiration date on July 15, 2022. These put options expired on their expiration date. Accordingly, Funicular no longer has any exposure to such options.

Item 7.	Material to Be Filed as Exhibits

None.

5

CUSIP No. 34962G109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2022

Funicular Funds, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

6

CUSIP No. 34962G109

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase of Common Stock	66,673	1.3150	07/06/2022
Purchase of Common Stock	80,209	1.2987	07/13/2022
Purchase of Common Stock	100,000	1.2735	07/15/2022
Purchase of Common Stock	72,143	1.3027	07/18/2022
Purchase of Common Stock	30,469	1.3363	07/19/2022